Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-233702

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated September 19, 2019

July 28, 2020

Cenovus Energy Inc.

U.S.$1,000,000,000 5.375% Notes due 2025

The notes (the “Notes”) bear interest at the rate of 5.375% per year. We will pay interest on the Notes semi-annually on January 15 and July 15 of each year, beginning January 15, 2021. The Notes will mature on July 15, 2025. The Notes will be direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. We may redeem some or all of the Notes, at any time or from time to time, at the applicable redemption price described in this prospectus supplement under the section entitled “Description of the Notes – Optional Redemption”. We may also redeem all of the Notes at any time if certain changes affecting Canadian withholding taxes occur. See “Description of the Notes – Tax Redemption” in this prospectus supplement. If we experience a Change of Control Triggering Event (as defined herein), we will be required to offer to repurchase the Notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the repurchase date except as described under “Description of the Notes – Offer to Repurchase Upon Change of Control Triggering Event”. The Notes will be issued in United States dollars.

The Notes will be issued only in registered form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Under applicable Canadian securities legislation, we may be considered to be a “connected issuer” of each of BofA Securities, Inc., BMO Capital Markets Corp., Scotia Capital (USA) Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC, ATB Capital Markets Inc., CIBC World Markets Corp., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Desjardins Securities Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., National Bank of Canada Financial Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, each of which is, or is a subsidiary or affiliate of, a lender under one or more of our committed credit facilities. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Investment in the Notes involves certain risks that should be carefully considered by a prospective purchaser. See “Risk Factors” in this prospectus supplement, as well as “Risk Factors” in the prospectus.

	Price to public(1)	Underwriting commission	Proceeds to Cenovus, before expenses(1)
Per Note	100.000%	1.000%	99.000%
Total	U.S.$1,000,000,000	U.S.$10,000,000	U.S.$990,000,000

Note:

(1)	Plus accrued interest, if any, from July 30, 2020 to the date of delivery.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves included in or incorporated by reference in the prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure” in the prospectus.

Owning the Notes may subject you to tax consequences in both the United States and Canada. This prospectus supplement and the prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement and the prospectus. See “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations” in this prospectus supplement and “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations” in this prospectus supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus or the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities” in this prospectus supplement.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no established trading market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors – An active trading market for the Notes may not develop” in this prospectus supplement.

Our earnings coverage ratio for the twelve month period ended June 30, 2020 (as adjusted) is less than one-to-one. See “Earnings Coverage” in this prospectus supplement.

The underwriters, as principals, are conditionally offering the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the terms and conditions contained in the underwriting agreement referred to under “Underwriting (Conflicts of Interest)” in this prospectus supplement.

In connection with the offering of the Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters have advised us that they propose to initially offer the Notes to the public at the public offering price set forth on this cover page. After the initial public offering of the Notes, the public offering price, concession and discount may be changed by the underwriters. Thus, the prices paid for the Notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. See ”Underwriting (Conflicts of Interest)” in this prospectus supplement.

We expect to deliver the Notes to purchasers through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), against payment in New York, New York on or about July 30, 2020.

Our registered and head office is located at 225 6 Ave SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5.

Active Joint Book-Running Managers

BofA Securities	BMO Capital Markets	Scotiabank

Joint Book-Running Managers

RBC Capital Markets	TD Securities

Senior Co-Managers

ATB Capital Markets	CIBC Capital Markets

Co-Managers

Barclays	Credit Suisse	Desjardins Capital Markets	J.P. Morgan	Mizuho Securities

MUFG	National Bank of Canada Financial Markets	SMBC Nikko	Wells Fargo Securities

ABOUT THIS PROSPECTUS SUPPLEMENT

Except as set forth under “Description of the Notes”, and unless the context otherwise requires, all references in this prospectus supplement and the prospectus to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

This document is provided in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the Notes we are offering. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in this prospectus supplement and in the prospectus.

If the description of the Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement.

We and the underwriters have not authorized anyone to provide you with information other than that contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus filed by us with the SEC or to make any representations other than those contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus filed by us with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference into the prospectus that we previously filed with the SEC and with any securities commission or similar authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

In this prospectus supplement, the prospectus and any document incorporated by reference therein, unless otherwise specified, all financial information is presented in Canadian dollars. Unless otherwise indicated, all of the financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including our Annual Financial Statements and Interim Financial Statements (each as defined herein), has been prepared in accordance with IFRS, which are generally accepted accounting principles for publicly accountable enterprises in Canada.

Generally accepted accounting principles for publicly accountable enterprises in Canada may differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference into the prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers that prepare their financial statements in accordance with IFRS, such as Cenovus, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS. We have not provided, nor will we provide, such information.

PROSPECTUS SUPPLEMENT

PROSPECTUS

- i -

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement and the prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

The following table sets forth certain exchange rates as reported by the Bank of Canada. Such rates are set forth as Canadian dollars per United States dollar and are the inverse of the daily average exchange rates quoted by the Bank of Canada for United States dollars per Canadian dollar.

	Year ended December 31,			Six months ended June 30,
	2019	2018	2017	2020	2019
Period End	1.2988	1.3642	1.2545	1.3628	1.3087
Average	1.3269	1.2957	1.2986	1.3651	1.3336
Low	1.2988	1.2288	1.2128	1.2970	1.3087
High	1.3600	1.3642	1.3743	1.4496	1.3600

On July 27, 2020, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was U.S.$1.00 equals $1.3378.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference therein contain certain “forward-looking statements” and “forward-looking information” (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in the prospectus, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), “Advisory – Forward-Looking Information” in the Annual MD&A (as defined herein), “Advisory – Forward-Looking Information” in the Information Circular (as defined herein) and “Advisory – Forward-Looking Information” in the Interim MD&A (as defined herein), as well as the advisories section of any documents incorporated by reference in the prospectus that are filed after the date of this prospectus supplement and prior to the termination or completion of the offering of the Notes.

Forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “focus”, “potential”, “may”, “schedule”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the anticipated use of the net proceeds of the offering of the Notes, referred to under the heading “Use of Proceeds” in this prospectus supplement; and the underwriters’ plan of distribution, referred to under the heading “Underwriting (Conflicts of Interest)” in this prospectus supplement. In addition, all other statements and information that address expectations or projections about the future, and other statements and information about our strategy for growth, expected and future expenditures or investment decisions, acquisition plans, operating and financial results, future financing and capital activities, and the expected impact of such matters, are forward-looking information.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry generally. The forward-looking information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus, is made in light of information available at the time the statements were made and based upon our experience and perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to us; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: the risk that, notwithstanding our current intentions regarding the use of the net proceeds of the offering of the Notes, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; and risks relating to the current and potential adverse impacts of the novel coronavirus (“COVID-19”) pandemic and continued depressed prices for crude oil and other petroleum products.

We caution that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and in the prospectus. You should also refer to “Risk Factors” in our AIF, “Risk Management and Risk Factors” in our Annual MD&A and “Risk Management and Risk Factors” in the Interim MD&A, each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward-looking information contained in this prospectus supplement, the prospectus or incorporated by reference in the prospectus, as actual results achieved will vary from such forward-looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus, is made as of the date of this prospectus supplement or the prospectus, or as of the date specified in the documents incorporated by reference therein, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward-looking information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference in the prospectus include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference into the prospectus in compliance with NI 51-101 may not be comparable to United States disclosure standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical twelve-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

This prospectus supplement and certain of the documents incorporated by reference in the prospectus contain oil and gas metrics commonly used in the oil and gas industry, including “reserves life index”, which do not have standardized meanings or standard methods of calculation and may not be comparable to similar measures presented by other companies. Such metrics have been included in this prospectus supplement and certain of the documents incorporated by reference in the prospectus to provide readers with an additional method to evaluate our performance and, in the case of “reserves life index”, to provide an indication as to the expected life of our current reserves based on an assumed production level. However, such measures are not reliable indicators of our future performance and should therefore not be unduly relied upon or used to make comparisons to other companies. Cenovus calculates “proved reserves life index”, as presented in this prospectus supplement, as Working Interest Before Royalties Proved Reserves as at December 31, 2019 divided by Working Interest Before Royalties Production for 2019.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our AIF, which is incorporated by reference in the prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to enforce in the United States, judgments of courts of the United States, predicated upon our civil liability and the civil liability of our directors and officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, of which this prospectus supplement and the prospectus forms a part (the “registration statement”), an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Notes under this prospectus supplement and the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended (the “United States Securities Act”), a registration statement on Form F-10 and an amendment thereto relating to the offering of the Notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

We file certain reports with, and furnish other information to, the SEC and certain securities regulatory authorities of Canada. We are subject to the informational requirements of the United States Securities

Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. The reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities regulatory authorities of Canada are available under our profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated by reference in nor part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into the prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Copies of the documents incorporated by reference into the prospectus may be obtained on request without charge from our Corporate Secretary at 225 6 Ave SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Notes.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2019 (the “Annual Financial Statements”);

(b)	our management’s discussion and analysis for the year ended December 31, 2019 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2020 (the “Interim Financial Statements”);

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2020 (the “Interim MD&A”);

(e)	our annual information form dated February 11, 2020 (the “AIF”); and

(f)	our management information circular dated March 2, 2020 in connection with an annual meeting of shareholders held on April 29, 2020 (the “Information Circular”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in the prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination or completion of the offering of the Notes shall be deemed to be incorporated by reference into the prospectus. These documents are available through the internet on SEDAR.

In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination or completion of the offering of the Notes, shall be deemed to be incorporated by reference in the registration statement relating to the Notes, if and to the extent expressly provided in such reports. Further, prior to the termination or completion of the offering of the Notes and to the extent that any document or information incorporated by reference into the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part.

Any statement contained in the prospectus, in this prospectus supplement or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

SUMMARY OF THE OFFERING

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus. For a more detailed description of the terms of the Notes see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Issuer	Cenovus Energy Inc.

Securities Offered	U.S.$1,000,000,000 aggregate principal amount of 5.375% notes due 2025.

Maturity Date	July 15, 2025.

Interest	The Notes will bear interest from July 30, 2020 at the rate of 5.375% per year.

Interest Payment Dates	Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, with the first interest payment date on January 15, 2021.

Ranking

The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our subsidiaries and partnerships. A substantial portion of our operations are conducted through subsidiaries and partnerships. See “Description of the Notes – Ranking” in this prospectus supplement.

Optional and Tax Redemption

We may redeem the Notes, in whole or in part, at our option, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. See “Description of the Notes – Optional Redemption” in this prospectus supplement. We may also redeem, in whole and not in part, the Notes, at the redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian or other applicable withholding taxes occur. See “Description of the Notes – Tax Redemption” in this prospectus supplement.

Additional Amounts

Any payments made by us under or with respect to the Notes will be made free and clear of and without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment on, or in respect of, the Notes, subject to certain limitations, we will pay, as additional interest, the additional amount necessary so that the net amount received by the holders of such Notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See “Description of the Notes – Payment of Additional Amounts” in this prospectus supplement.

Offer to Repurchase Upon Change of Control Triggering Event

If we experience a Change of Control Triggering Event with respect to the Notes, unless we have exercised our right to redeem the Notes, each holder of Notes will have the right to require us to repurchase all or a portion of such holder’s Notes at a price equal to 101% of the principal amount of the Notes repurchased plus accrued and unpaid interest to, but excluding, the date of repurchase, as described more fully under “Description of the Notes – Offer to Repurchase Upon Change of Control Triggering Event”.

Use of Proceeds

We intend to use the net proceeds from the sale of the Notes to repay short-term indebtedness outstanding under our Revolving Credit Facility (as defined herein) and other short-term indebtedness. Pending any such use of the net proceeds, we will invest the net proceeds in bank deposits and short-term marketable securities. See “Use of Proceeds” in this prospectus supplement.

Conflicts of Interest

Each of the underwriters is, or is a subsidiary or affiliate of, a lender under one or more of our committed credit facilities. As described in “Use of Proceeds” in this prospectus supplement, the net proceeds of the offering of the Notes will be used to repay short-term indebtedness outstanding under our Revolving Credit Facility and other short-term indebtedness. Because more than 5% of the proceeds of this offering of Notes, not including underwriting discounts and commissions, may be received by certain of the underwriters and/or their affiliates, this offering is being conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the securities offered will be rated investment grade. Such underwriters will not confirm sales to discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Tax Considerations

You should be aware that the acquisition, ownership and disposition of the Notes may have tax consequences both in Canada and the United States. See “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations” and “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations” in this prospectus supplement.

Form and Denomination

The Notes will be represented by one or more fully registered global notes (the “Global Notes”) registered in the name of a nominee of The Depository Trust Company (“DTC”). The Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. See “Book-Entry System” in this prospectus supplement. Except as described under “Description of the Notes – Certificated Notes” in this prospectus supplement, Notes in definitive form will not be issued.

Governing Law	State of New York.

Trustee	The Bank of New York Mellon (the “Trustee”).

Risk Factors

Investing in the Notes involves certain risks. Before making an investment decision, you should carefully consider the risks and uncertainties described under “Risk Factors” in this prospectus supplement, the prospectus and the AIF and under “Risk Management and Risk Factors” in the Annual MD&A and Interim MD&A.

CENOVUS ENERGY INC.

Cenovus is an integrated oil and natural gas company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and natural gas liquids in Canada, and also conducts marketing activities and owns refining interests in the United States. All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and British Columbia.

As at December 31, 2019, Cenovus had a land base of approximately 5.3 million net acres. The estimated proved reserves life index, based on our working interest production as at December 31, 2019, was approximately 31 years.

Our registered and head office is located at 225 6 Ave SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5. Our common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “CVE”.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our AIF, our Annual MD&A, our Interim MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus, which risk factors are incorporated by reference herein. Prospective purchasers of the Notes should consider carefully the risk factors set forth below, as well as the other information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus before purchasing the Notes offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Notes could be materially adversely affected. Furthermore, to the extent that the COVID-19 pandemic adversely affects our business, operations, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including those described in our AIF, our Annual MD&A, our Interim MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus.

We may be unable to generate sufficient cash flow to service our debt obligations, including the Notes.

We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control, including commodity prices. Based upon current levels of operations, we believe that cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the Notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our then existing indebtedness (including the Notes) and/or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, or at all.

In certain circumstances the Notes may be subordinated to the security interests of our lenders and the indebtedness and other liabilities of our subsidiaries and partnerships.

The Notes are unsecured and therefore will be effectively subordinated to any secured indebtedness of Cenovus to the extent of the value securing such debt. Although our various debt instruments restrict secured indebtedness, a substantial amount of such indebtedness may be incurred. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The Notes will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indenture (as defined herein) permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the Notes may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See “Description of the Notes – Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets” in this prospectus supplement.

The Notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the Notes.

We are not restricted under the terms of the Indenture or the Notes from incurring additional indebtedness. The terms of the Indenture limit our ability to secure additional debt without also securing indebtedness under the Indenture, including the Notes. However, these limitations are subject to significant exceptions. See “Description of the Notes – Certain Covenants – Limitation on Liens” in this prospectus supplement. In addition, the Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the Indenture or the Notes, including repurchasing subordinated indebtedness or equity securities or transferring assets to our parent if we were to form a holding company, could have the effect of diminishing our ability to make payments on the Notes when due, causing a loss in the trading value of the Notes, if any, and increasing the risk that the credit ratings assigned to the Notes will be lowered or withdrawn.

We may not have sufficient cash to repurchase the Notes upon the occurrence of a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, as described under “Description of the Notes – Offer to Repurchase upon Change of Control Triggering Event”, we will be required to offer to repurchase all of the Notes at a purchase price of 101% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but excluding, the date of repurchase. We may not, however, have sufficient cash at that time or have the ability to arrange necessary financing on acceptable terms to repurchase the Notes under such circumstances. If we are unable to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it would result in an event of default under the Indenture. A default under the Indenture could also lead to a default under the agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes.

Credit ratings assigned to the Notes may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the Notes.

Our perceived creditworthiness and changes in credit ratings assigned to the Notes may affect the market price or value and the liquidity of the Notes. There is no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that the credit ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings assigned to the Notes may affect the market value of the Notes.

Credit ratings assigned to the Notes by independent rating agencies may not reflect all risks associated with an investment in the Notes. Any credit ratings assigned to the Notes are an independent assessment of our ability to repay the obligations represented thereby. The credit ratings, however, may not reflect the potential impact on the value of the Notes of risks related to structure, market or other factors discussed in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus.

An active trading market for the Notes may not develop.

There is no existing trading market for the Notes. We do not intend to apply to list the Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the Notes, your ability to sell the Notes or the price at which you will be able to sell the Notes. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings, if any,

assigned to the Notes, and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

(a)	the number of holders of the Notes;

(b)	the interest of securities dealers in making a market for the Notes;

(c)	our credit ratings with major credit rating agencies; and

(d)	the level, direction and volatility of market interest rates generally.

See “Underwriting (Conflicts of Interest) – New Issue of Notes” in this prospectus supplement.

Prevailing interest rates for comparable securities will affect the market price or value of the Notes.

Prevailing interest rates will affect the market price or value of the Notes. Assuming all other factors remain unchanged, the market price or value of the Notes may decline as prevailing interest rates for comparable debt securities rise.

Certain bankruptcy and insolvency laws may impair your ability to enforce your rights or remedies under the Indenture.

In addition to the limitations described elsewhere herein, your ability and the rights of any trustee who represents the holders of the Notes to enforce your rights or remedies under the Indenture may be significantly impaired by the provisions of applicable Canadian federal bankruptcy, insolvency, other restructuring legislation and reorganization, including under the Canada Business Corporations Act (the “CBCA”), or similar proceedings, including Canadian federal or provincial receivership laws. For example, the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent debtor to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or a plan of arrangement and reorganization for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. The CBCA contains provisions that enable a corporation constituted or continued thereunder to obtain a stay of proceedings in order to undertake a restructuring or arrangement under the provisions of that statute. Such a restructuring proposal or arrangement and reorganization, if accepted by the requisite majority of each class of affected creditors or approved by the affected security holders, as applicable, and approved by the Canadian court, would be binding on all affected creditors or security holders, as applicable, including any creditor or security holder who voted in opposition. Moreover, certain provisions of Canadian insolvency legislation permit an insolvent debtor to retain possession and administration of its property in certain circumstances, subject to court oversight, even though such debtor may be in default in respect of certain of its obligations during the period that the stay of proceedings remains in place.

Specifically, under the BIA, upon the commencement of a proceeding, an automatic stay goes into effect that may, among other things, stay:

(a)

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the proceeding to recover a claim against the debtor that arose before the commencement of the proceeding;

(b)	any act to obtain possession of, or control over, property of the debtor’s estate;

(c)	any act to create, perfect, or enforce any lien against property of the debtor’s estate; and

(d)	any act to collect or recover a claim against the debtor that arose before the commencement of the proceeding.

Proceedings launched under the CCAA (and Canadian federal or provincial receivership laws) do not result in an automatic stay but stays of proceedings are routinely granted by the courts. Further, stays granted in receivership and CCAA proceedings may not prevent the perfection of a security interest. Upon the commencement of an insolvency proceeding, creditors are usually prohibited from enforcing their claim against the assets of the debtor. A creditor may seek relief from the stay of proceedings from the court to take any of the acts described above that would otherwise be prohibited by the stay. Canadian bankruptcy courts have broad discretionary powers in determining whether to grant a creditor relief from any stay of proceedings.

The powers of the court under Canadian bankruptcy, insolvency and restructuring legislation and Canadian federal and provincial receivership laws, and particularly under the CCAA, are exercised broadly to protect a debtor and its estate from actions taken by creditors and others. A Canadian court may not require that payments under the Notes be made during any proceedings in bankruptcy, receivership, insolvency or other restructuring. We cannot predict whether or when you or any trustee could exercise their rights under the Indenture or whether, and to what extent, if any, the holders of the Notes would be compensated for any delays in payment of principal, interest and costs, including fees and disbursements of any trustee. Accordingly, if we were to become subject to any such insolvency proceedings, we may cease making payments on the Notes and you and the Trustee (as defined herein) may not be able to exercise your rights under the Indenture following commencement of or during such insolvency proceedings without leave of the court.

In certain insolvency proceedings, a court may also authorize the creation of priority charges ranking ahead of other creditors (including secured creditors) to secure certain payables and costs of proceedings, including, without limitation, debtor-in-possession or interim financing, the administration costs of the insolvency proceeding, directors’ and officers’ indemnification, payments to critical suppliers and retention payments to key employees. Additionally, certain statutory priority claims and trust claims must be satisfied before any distributions can be made to creditors. In the event of an insolvency proceeding, any of our property will be available to pay obligations on the Notes only after valid trust claims and the claims of creditors with higher ranking claims on such property have been satisfied.

You might have difficulty enforcing your rights against us and our directors and officers.

We are a corporation incorporated under and governed by the CBCA. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Selected Consolidated Financial Information

We have taken the following selected consolidated financial information as at and for the years ended December 31, 2019 and 2018 from the Annual Financial Statements. We have taken the following selected consolidated financial information as at and for the six months ended June 30, 2020 and 2019 from the Interim Financial Statements. The financial information set forth below should be read in conjunction with the Annual Financial Statements, the Annual MD&A, the Interim Financial Statements and the Interim MD&A, each of which are included in the documents referred to under “Documents Incorporated By Reference” in this prospectus supplement. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,		Six months ended June 30,
(in $ millions)	2019	2018	2020	2019
Statements of Earnings (Loss) items:
Revenue	20,181	20,844	6,142	10,607
Net earnings (loss)	2,194	(2,669)	(2,032)	1,894

	As at December 31,		As at June 30,
(in $ millions)	2019	2018	2020	2019
Balance Sheets items:
Cash and cash equivalents	186	781	152	64
Total assets	35,713	35,174	33,919	35,359
Short-term borrowings	-	-	299	-
Long-term debt, including current portion	6,699	9,164	8,085	7,152
Shareholders’ equity	19,201	17,468	17,311	19,050

Selected Historical Operating Information

The following table sets forth certain of our historical operating information for the periods indicated. In this table, “mbbls/d” means thousands of barrels per day and “mboe/d” means thousands of barrels of oil equivalent per day.

	Year ended December 31,			Six months ended June 30,
	2019	2018	2017	2020	2019
Oil Sands
Production (mbbls/d)	354.3	363.0	292.5	380.1	344.0
Sales Volume (mboe/d)(1)	346.7	366.7	283.3	384.0	335.0

Conventional(2)
Production (mboe/d)(1)	97.4	120.3	73.5	93.9	101.3
Sales Volume (mboe/d)(1)	97.4	120.3	73.5	93.8	101.3

Refining & Marketing(3)
Crude Oil Runs (mbbls/d)	443	446	442	383	425
Refined Products (mbbls/d)	466	470	470	396	451
Crude Utilization (%)	92	97	96	78	88

Notes

(1)

Certain natural gas volumes have been converted to a barrel of oil equivalent on the basis of one barrel to six thousand cubic feet. Any figure presented on a barrel of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil, as compared to natural gas, is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

(2)	This segment was previously referred to as the Deep Basin segment.
(3)	Represents 100% of the Wood River and Borger refinery operations. Cenovus’s interest is 50%.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of the Notes will be approximately U.S.$987.5 million, after deducting estimated expenses payable by us of approximately U.S.$2.5 million and underwriting commissions. We intend to use the net proceeds from the sale of the Notes to repay short-term indebtedness outstanding under our Revolving Credit Facility and other short-term indebtedness. Pending any such use of the net proceeds, we will invest the net proceeds in bank deposits and short-term marketable securities.

The indebtedness outstanding under our Revolving Credit Facility was incurred in the normal course of business to provide working capital in respect of our ongoing operations and for other general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table summarizes our cash and cash equivalents and consolidated capitalization as at June 30, 2020, both actual and as adjusted to give effect to the issuance of the Notes offered by this prospectus supplement and our expected use of the net proceeds of such offering as described under “Use of Proceeds” in this prospectus supplement. Other than the issuance of the Notes offered by this prospectus supplement, there has been no material change in our consolidated capitalization since June 30, 2020. You should read this table together with the Interim Financial Statements, which are incorporated by reference into the prospectus.

	June 30, 2020
	Actual	As adjusted

	(in $ millions)

Cash and Cash Equivalents	152	152

Short-Term Borrowings	299	299

Long-Term Debt
Revolving term debt(1)	1,473	127
Unsecured notes and debentures(2)	6,675	6,675
Notes offered hereby (U.S.$1,000,000,000)(2)(3)	-	1,363
Debt discounts and transaction costs	(63)	(80)

Total Long-Term Debt	8,085	8,085

Shareholders’ Equity
Share capital	11,040	11,040
Paid in surplus	4,384	4,384
Retained earnings	848	848
Accumulated other comprehensive income	1,039	1,039

Total Shareholders’ Equity	17,311	17,311

Total Capitalization	25,543	25,543

Notes:

(1)

As at June 30, 2020, we had a $4.5 billion committed credit facility, with tranches maturing in late 2022 and 2023, which is used to manage our short-term cash requirements (the “Revolving Credit Facility”). On April 21, 2020, we added an additional $1.1 billion committed credit facility with certain of our existing lenders (the “New Credit Facility”). As at July 27, 2020, no amounts were drawn on the New Credit Facility.

(2)

All United States dollar denominated debt has been converted to Canadian dollars using the daily average exchange rate for Canadian dollars per United States dollar, as reported by the Bank of Canada on June 30, 2020 of $1.3628 per U.S.$1.00.

(3)

We intend to use the net proceeds from the sale of the Notes to repay short-term indebtedness outstanding under our Revolving Credit Facility and other short-term indebtedness. Pending any such use of the net proceeds, we will invest the net proceeds in bank deposits and short-term marketable securities. See “Use of Proceeds” in this prospectus supplement.

EARNINGS COVERAGE

The following sets forth our earnings coverage ratios, calculated on a consolidated basis, for the twelve month period ended December 31, 2019, based on the Annual Financial Statements, and June 30, 2020, based on the Interim Financial Statements. The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on financial information prepared in accordance with IFRS. The earnings coverage ratios have been adjusted to give effect to the issuance and sale of the Notes offered by this prospectus supplement and our expected use of the net proceeds of the offering of the Notes as described under “Use of Proceeds” in this prospectus supplement. In addition, the earnings coverage ratios for the twelve month period ended December 31, 2019 have been adjusted to give effect to our repurchase of US$100 million principal amount of our unsecured notes in March 2020 (the “March 2020 Note Repayment”). Adjustments for other normal course issuances and repayments of financial liabilities subsequent to December 31, 2019, would not materially affect the earnings coverage ratios set out below and, as a result, have not been made. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods.

After adjusting for: (i) the issuance and sale of the Notes offered hereby and our expected use of the net proceeds therefrom, and (ii) the March 2020 Note Repayment, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $466 million for the twelve month period ended December 31, 2019. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2019 was $1,879 million, which is 4.0 times our adjusted borrowing cost requirements for the period. After adjusting for the issuance and sale of the Notes offered hereby and our expected use of the net proceeds therefrom, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $500 million for the twelve month period ended June 30, 2020. Our net losses plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended June 30, 2020 was $1,806 million, which is (3.6) times our adjusted borrowing cost requirements for the period.

	December 31, 2019	June 30, 2020
Net earnings available for all interest bearing financial liabilities(1)	4.0 times	(3.6) times(2)

Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(3)	4.4 times	(3.3) times(2)

Notes:

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities.
(2)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $500 million.
(3)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings coverage” as outlined by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

DESCRIPTION OF THE NOTES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

The Notes will be issued under the indenture (the “Indenture”) dated as of August 17, 2012 between us and The Bank of New York Mellon, as the trustee. The following summary of the Indenture describes the material terms and provisions of the Notes. However, it is the Indenture, and not this summary, that will govern your rights as a holder of the Notes. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety. A copy of the Indenture was filed with the SEC via EDGAR as Exhibit 7.2 to the registration statement of which this prospectus supplement forms a part, and was filed on SEDAR on August 17, 2012.

General

Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will initially be issued in an aggregate principal amount of U.S.$1,000,000,000. The Notes will mature on July 15, 2025 and will bear interest at the rate of 5.375% per year. Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2021, to the persons in whose names the Notes are registered at the close of business on the preceding January 1 or July 1, respectively. The Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any date on which principal of, premium on, or interest on the Notes is payable is not a business day, then payment of the principal, premium, and/or interest payable on that date will be made on the next succeeding date that is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Solely for the purposes of disclosure under the Interest Act (Canada) and without affecting the amount of interest payable on any Notes, the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day months is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

We may from time to time, without notice to, or the consent of, the holders of the Notes, create and issue additional notes under the Indenture. Such additional notes will rank equally and have the same terms as the Notes offered hereby in all respects (or in all respects except for the issue date, the public offering price, the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption and otherwise as the Notes, provided that, if such additional notes are not fungible with the Notes for United States federal income tax purposes, such additional notes will have a separate CUSIP number.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “– Payment of Additional Amounts” below) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “– Tax Redemption” below) will apply to the Notes.

The Notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of Notes pursuant to this prospectus supplement.

Ranking and Other Indebtedness

The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our consolidated subsidiaries and partnerships. We conduct a substantial portion of our business through corporate and partnership subsidiaries. As at June 30, 2020, our subsidiaries and partnerships had no long-term debt outstanding to third parties.

Debt Securities in Global Form

Certificated Notes

The Depositary (as defined herein) may discontinue providing its services as depositary with respect to the Notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depositary is not appointed, Notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) in respect of the Notes. In that event, Notes in certificated form will be printed and delivered. If, at any time, Cenovus receives notice that or otherwise becomes aware that the Depositary is unwilling, unable or no longer qualifies to continue acting as depositary with respect to the Notes, or the Depositary ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days or if there shall have occurred and be continuing an event of default under the Indenture with respect to the Notes and the Trustee has received a request from a beneficial holder of outstanding Notes to issue Notes in certificated form to such holder, we will issue individual Notes in certificated form in exchange for the Global Notes.

Debt Securities in Definitive Form

The Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such Notes, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)

issue, register the transfer of or exchange any Notes during a period beginning at the opening of business 15 days before the day of the selection for redemption of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any Note, or portion thereof, called for redemption, except the unredeemed portion of any Note being redeemed in part; or

(c)	issue, register the transfer of or exchange any of the Notes which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment of any interest will be made to the persons in whose name the Notes are registered at the close of business on the day or days specified by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms.

“Change of Control” means the occurrence of any of the following after the date of issuance of the Notes:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all our assets and the assets of our subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(b)

the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of our Voting Shares representing a majority of the voting power of our outstanding Voting Shares; or

(c)	the adoption by our shareholders of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (a) above if (i) we become a direct or indirect wholly owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of our Voting Shares immediately prior to that transaction or (B) immediately following that transaction no person (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Shares of such holding company.

“Change of Control Triggering Event” means the occurrence of a Ratings Downgrade on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any Rating Agency has publicly announced during such Trigger Period that it is considering a possible ratings change). However, a Change of Control Triggering Event otherwise arising by virtue of a particular Ratings Downgrade shall be deemed not to have occurred in respect of a particular Change of Control (and thus shall not be deemed to constitute a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the Ratings Downgrade to which this definition would otherwise apply do not announce or fail to publicly confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change of Control Triggering Event). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)

all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed and excluding any liabilities related to assets held for sale);

(b)	all goodwill, trade names, trademarks, patents and other like intangibles; and

(c)	appropriate adjustments on account of non-controlling interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

“Current Assets” means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within twelve months.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; refineries and related facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

(a)

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b)

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c)

commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time (including, for clarity and as applicable, IFRS as issued by the IASB), unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Investment Grade Rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agency”.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Moody’s” means Moody’s Canada Inc., and its successors.

“Non-Recourse Debt” means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Permitted Liens” of any person at any particular time means:

(a)	Liens existing as of the date of the Indenture or arising thereafter pursuant to contractual commitments entered into prior to such date;

(b)

Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within twelve months from the date such indebtedness is incurred;

(c)	Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

(d)	Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

(e)

Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

(f)	Liens upon property or assets of whatsoever nature other than Restricted Property;

(g)

Liens upon property, assets or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

(h)

Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

(i)

Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

(j)	Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

(k)	Purchase Money Mortgages;

(l)	Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries;

(m)

any Lien the validity of which is being contested at the time by us or any of our Subsidiaries in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full; and

(n)

any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

“Purchase Money Mortgage” of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

“Rating Agency” means each of Moody’s and S&P; provided, that if either of Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” as defined under Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the Trustee.

“Ratings Downgrade” means each of the Rating Agencies has downgraded the Notes during the Trigger Period by one or more gradations (including gradations within ratings categories as well as between rating categories) such that, following such downgrade, the rating assigned to the Notes by such Rating Agency is below the applicable Investment Grade Rating. If a Rating Agency has not assigned a rating to the Notes, such Rating Agency will be deemed to have downgraded the Notes below the applicable Investment Grade Rating and a Ratings Downgrade shall be deemed to have occurred in relation to such Ratings Agency during such Trigger Period.

“Restricted Property” means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives therefrom and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means any Subsidiary of ours which owns Restricted Property which assets, calculated on a consolidated basis, represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary of ours if the amount of our share of the Shareholders’ Equity therein does not at the time exceed 2% of our Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, paid in surplus, accumulated other comprehensive income and retained earnings, but excluding non-controlling interests) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

“Subsidiary” of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“S&P” means S&P Global Ratings, acting through S&P Global Ratings Canada, a business unit of S&P Global Canada Corp., and its successors.

“Voting Shares” means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Certain Covenants

Limitation on Liens

The Indenture provides that so long as any of the Notes are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that the Notes are secured equally and ratably with or prior to such other indebtedness or liability, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing the Notes if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 12% of our Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a “production payment”, will not constitute a Lien and will not result in us or a Restricted Subsidiary being required to secure the Notes.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

(a)

the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the Notes, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the Notes and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “– Payment of Additional Amounts” and “– Tax Redemption” below;

(b)	the successor entity expressly assumes or assumes by operation of law all of our obligations under the Notes and under the Indenture;

(c)

immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default under the Indenture, shall have happened and be continuing; and

(d)	certain other conditions are met.

In addition, we may, notwithstanding anything in the Indenture, consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding Notes under the Indenture (a “Permitted Reorganization”) provided that, on or prior to the date of the Permitted Reorganization, we deliver to the Trustee an officer’s certificate confirming that, as of the date of the Permitted Reorganization:

(a)

substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding Notes under the Indenture immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with the then outstanding Notes under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding Notes under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding Notes under the Indenture; or

(b)

at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of the Notes at such time, that one credit rating agency) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the Permitted Reorganization.

These requirements and restrictions only apply to a merger, amalgamation, statutory arrangement or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor. For greater certainty, we shall be considered to be the surviving corporation in the event of a statutory amalgamation by us with any Subsidiary wholly-owned by us.

If, as a result of any such transaction, any of our or our Restricted Subsidiaries’ Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Notes, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, the Notes to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Optional Redemption

Prior to April 15, 2025 (the date that is three months prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem the Notes, in whole or in part, at the option of Cenovus, at any time and from time to time, at a redemption price equal to the greater of:

(a)	100% of the principal amount of the Notes to be redeemed; and

(b)

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 50 basis points, in each case, plus accrued and unpaid interest thereon to the Redemption Date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

For the purposes of the redemption price calculation set forth above, the following terms have the following meanings:

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming for this purpose the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with Cenovus.

“Redemption Date”, when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to the Indenture.

“Reference Treasury Dealers” means each of BofA Securities, Inc., BMO Capital Markets Corp. and Scotia Capital (USA) Inc. or their affiliates, plus two others which are primary United States government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary United States government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

Notice of any redemption will be mailed at least 10 days but not more than 60 days before the Redemption Date to each holder of the Notes to be redeemed. Notices of redemption may be conditional on one or more conditions precedent specified in the notice.

In case of any redemption at the election of Cenovus, Cenovus shall, at least 60 days prior to the Redemption Date fixed by Cenovus (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of the Notes to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to the terms of the Indenture.

If notice of redemption has been given for the Notes, unless we default in payment of the redemption price therefor, on and after the Redemption Date, interest will cease to accrue on the Notes or the portions of the Notes called for redemption.

In the case of a partial redemption of the Notes, selection of the Notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any Note is redeemed in part, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed; provided that no Note in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

Payment of Additional Amounts

All payments made by or on behalf of us under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, we will pay to each holder of such Notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a noteholder in respect of the beneficial owner thereof (such holder or beneficial owner, an “Excluded Holder”):

(a)	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada) and the regulations promulgated thereunder) at the time the amount is paid or payable;

(b)

which is subject to such Canadian Taxes by reason of the noteholder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder; or

(c)

which is subject to such Canadian Taxes by reason of the noteholder’s or beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, the Notes is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the Notes.

We will also: (a) make such withholding or deduction; and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Notes, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder of Notes for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

(a)	the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

(b)	any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder’s net income.

Notwithstanding the foregoing, provided that we are (or any successor is) an entity organized under the laws of the United States, any state thereof, or the District of Columbia, or the laws of Canada or any province or territory thereof, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of Notes was a resident of the United States and a “qualifying person” for purposes of the Canada-United States Income Tax Convention (1980), as amended.

Wherever in the Indenture or the Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The Notes will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we or our successor determines that:

(a)

as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) the date of this prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under “– Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets”, we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note as described under “– Payment of Additional Amounts” above; or

(b)

on or after (i) the date of this prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note, and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

In the event that we elect to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem the Notes pursuant to their terms.

Notice of intention to redeem the Notes will be given not more than 60 nor less than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, unless we have exercised our right to redeem the Notes in whole as described above under “– Optional Redemption” by giving irrevocable notice to the Trustee in accordance with the Indenture, each holder of Notes will have the right to require us to purchase all or a portion of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of purchase (the “Change of Control Payment”).

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of Notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Notes who elect to have some or all of their Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes to the paying agent at the address specified in the notice, or transfer such Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

(a)	accept or cause a third party to accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)

at or prior to 10:00 a.m., New York City time, deposit or cause a third party to deposit with the paying agent, an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(c)

deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

We will not be required to make a Change of Control Offer with respect to the Notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the Indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

We must comply, in all material respects, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all our assets and the assets of our subsidiaries taken as a whole to another “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Our obligation to make a Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Provision of Financial Information

We will file with the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

(a)	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

(b)

within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the Indenture with respect to the Notes:

(a)	default in the payment of any interest on any Note when such interest becomes due and payable, and continuance of such default for a period of 30 days;

(b)

default in the payment of the principal of (or premium, if any, on), any Note when it becomes due and payable (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer);

(c)

default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of the Notes (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding Notes affected thereby;

(d)

if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$150,000,000 (or its equivalent in any other currency) and 3.5% of our Shareholders’ Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

(e)

the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the BIA, the CCAA or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(f)

the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the BIA, the CCAA or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due.

If an event of default under the Indenture occurs and is continuing with respect to any series of notes then outstanding, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount of all notes of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding notes of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding notes of any series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the notes of such series affected by such event of default.

No holder of a note of any series will have any right to institute any proceeding with respect to the Indenture, the notes of any series, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

(a)	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the notes of such series affected by such event of default;

(b)

the holders of not less than 25% in aggregate principal amount of the outstanding notes of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as Trustee; and

(c)

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Note for the enforcement of payment of the principal of, or any premium or interest on, such Note on or after the applicable due date specified in such Note.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding Notes (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the Notes or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service (the “IRS”) a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (the “CRA”) (or successor agency) to the effect that the holders of the outstanding Notes should not recognize income, gain or loss for Canadian federal or provincial income tax or other purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes include holders who are not resident in Canada);

(c)

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

(d)	we are not an “insolvent person” within the meaning of the BIA on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenant, certain aspects of the “Consolidation, Amalgamation, Merger and Sale of Assets” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding Notes (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA (or successor agency) to the effect that the holders of the outstanding Notes should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes include holders who are not resident in Canada);

(c)

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

(d)	we are not an “insolvent person” within the meaning of the BIA on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

Modifications and amendments of the Indenture in relation to the Notes may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, among other things, without the consent of the holder of each outstanding Note:

(a)	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Note;

(b)	reduce the principal amount of (or premium, if any, or interest, if any, on) any Note;

(c)	reduce the amount of principal of a Note payable upon acceleration of the maturity thereof;

(d)	change the place of payment;

(e)	change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Note;

(f)	impair the right to institute suit for the enforcement of any payment on or with respect to any Note;

(g)

reduce the percentage of principal amount of outstanding Notes, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(h)

amend, change or modify, in any material respect, the obligation of us to make and consummate a Change of Control Offer after the occurrence of a Change of Control Triggering Event or modify any of the provisions or definitions with respect thereto; or

(i)	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes, waive compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Notes may waive any past or existing default under the Indenture with respect to the Notes, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note.

The Indenture or the Notes may be amended or supplemented, without the consent of any holder of the Notes, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the interests of any holder of the Notes.

Consent to Jurisdiction and Service

Under the Indenture, we have irrevocably appointed CT Corporation System, 28 Liberty Street, 42nd Floor, New York, New York 10005 as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Notes will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY SYSTEM

DTC will act as securities depositary for the Notes (the “Depositary”). The Notes will be represented by one or more registered Global Notes (collectively, the “Registered Global Securities”) registered in the name of Cede & Co. (DTC’s nominee) or such other name as may be requested by an authorized representative of DTC. Beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected only through, records maintained by the Depositary and its participants. Except as described below, owners of beneficial interests in the Registered Global Securities will not be entitled to receive Notes in definitive form and will not be considered Holders of Notes under the Indenture.

DTC

All interests in Registered Global Securities will be subject to the operations and procedures of the Depositary. The descriptions of the operations and procedures of the Depositary set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning the Depositary and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

The Depositary is: (a) a limited-purpose trust company organized under the New York Banking Law; (b) a “banking organization” within the meaning of the New York Banking Law; (c) a member of the Federal Reserve System; (d) a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and (e) a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with DTC. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both United States and non-United States securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including depositories for Euroclear and Clearstream (each as defined on the cover page of this prospectus supplement).

The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its Direct Participants and members of the National Securities Clearing Corporation, and Fixed Income Clearing Corporation, all of which are registered clearing agencies. Access to DTC’s system is also available to others, such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC, Direct Participants and Indirect Participants are on file with the SEC. All interests in the Registered Global Securities, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Purchases of Notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC’s records. The ownership interest of each actual purchaser of Notes represented by the Registered Global Securities (“Beneficial Owner”) is, in turn, to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the Notes, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Securities, representing the Notes that are deposited by Direct Participants with DTC, are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Registered Global Securities with DTC and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedures, DTC mails an omnibus proxy (an “Omnibus Proxy”) to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Securities representing the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The Depositary’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding information from us or the Trustee on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such Direct and Indirect Participants and not of DTC, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co., (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct Participants and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) in respect of the Notes. In that event, Notes in definitive form will be printed and delivered to each holder.

Clearstream.    Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers (“Clearstream Participants”) through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.

Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions of interest and principal with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Euroclear.    Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants (“Euroclear Participants”) as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations.

Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Distributions of interest and principal with respect to Notes held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using Depositary’s Same Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream or Euroclear, as applicable.

Cross market transfers between persons holding, directly or indirectly, through DTC on the one hand, and, directly or indirectly, through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its United States depository. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its United States depository to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective United States depositaries.

Because of time zone differences, credits of Notes received by Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. The credits of any transactions in the Notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received by Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream Participant or a Euroclear Participant to a Depositary participant will be received with value on DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

We will make payments in respect of the Notes represented by the Registered Global Securities (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the holder of such Registered Global Securities. We will make all payments of principal and interest with respect to Notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the Notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

CERTAIN INCOME TAX CONSEQUENCES

The following summary is of a general nature only, is not exhaustive, and is not intended to be, and should not be construed to be, legal or tax advice to any prospective purchaser and no representation with respect to the tax consequences to any particular purchaser is made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes, having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary addresses the principal Canadian federal income tax considerations as of the date of this prospectus supplement to a holder who acquires Notes, including entitlement to all payments thereunder, as a Beneficial Owner pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable tax treaty and at all relevant times, (a) is not resident or deemed to be resident in Canada, (b) is a resident of the United States and a “qualifying person” for purposes of the Canada-United States Income Tax Convention (1980), as amended, (c) deals at arm’s length and is not affiliated with Cenovus, (d) deals at arm’s length with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of Notes (including Cenovus), (e) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, (f) is not a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of Cenovus and deals at arm’s length with any “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Cenovus, (g) is entitled to receive all payments made in respect of the Notes (including all principal and interest), and (h) does not have, and deals at arm’s length with any person that has, (x) an amount outstanding as or on account of a debt or other obligation to pay an amount to a non-resident person that is described in (f) for which recourse is limited, either immediately or in the future and either absolutely or contingently, to the Notes, or that became owing or was permitted to remain owing because the Notes were issued or were permitted to remain outstanding or the holder anticipated that the Notes would be issued or remain outstanding, or (y) a “specified right”, as defined in subsection 18(5) of the Tax Act, in respect of a particular property that was granted directly or indirectly by such non-resident person (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, the current published administrative policies and assessing practices of the CRA published in writing and publicly available and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom our company does not deal at arm’s length, within the meaning of the Tax Act.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should be, construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring, holding and disposing of the Notes.

Under the Tax Act amounts paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes and proceeds received by a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest, premium or principal on the disposition of a Note, including a redemption, purchase for cancellation and payment on maturity will be exempt from Canadian withholding tax. A Non-Resident Holder will not be subject to any other tax under the Tax Act in respect of the receipt of interest, premium, or principal on the Notes, or the proceeds of disposition received by a Non-Resident Holder on a disposition of the Notes, including a redemption, purchase for cancellation, and payment on maturity.

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes by certain U.S. Holders, as defined below. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to you in light of your personal circumstances.

This discussion is limited to the United States federal income tax consequences to persons who are beneficial owners of the Notes and who hold the Notes as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the United States federal income tax consequences to investors subject to special treatment under the United States federal income tax laws, such as: dealers in securities or non-United States currencies; brokers; traders that mark-to-market their securities; tax-exempt entities; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; banks; financial institutions; thrifts; insurance companies; controlled foreign corporations; persons that hold the Notes as part of a “straddle”, as part of a “hedge” against currency risk, or as part of a “conversion transaction”; U.S. Holders that have a “functional currency” other than the United States dollar; regulated investment companies; real estate investment trusts; expatriates and former long-term residents of the United States; persons subject to the alternative minimum tax; partnerships; other pass-through entities; investors in pass-through entities that hold the Notes; persons deemed to sell the Notes under the constructive sale provisions of the Code; and persons required for United States federal income tax purposes to conform the timing of income accruals with respect to their Notes to their financial statements under Section 451 of the Code. In addition, this discussion is generally limited to the United States federal income tax consequences to initial holders that purchase the Notes at their “issue price”, which for this purpose is the first price at which a substantial amount of the Notes are sold to investors, for cash, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers.

This discussion does not describe any tax consequences arising out of the tax laws of any state, local or non-United States jurisdiction, or any possible applicability of the United States federal gift, estate or non-income tax law.

If an entity or arrangement that is treated as a partnership or other pass-through entity for United States federal income tax purposes is a beneficial owner of the Notes, the tax treatment of an equity owner of such entity will generally depend upon the status of such owner and the activities of the entity. If you are an equity owner of a partnership or other pass-through entity for United States federal income tax purposes that will acquire the Notes, you are urged to consult your own tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of the Notes.

This summary is based upon existing provisions of the Code, final, temporary, and proposed Treasury Regulations thereunder, and current administrative rulings and practice, judicial decisions, and interpretations of the foregoing, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the IRS and we have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions that are different from those discussed below or that a United States court will not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Notes and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME, MEDICARE, ESTATE AND GIFT TAX LAWS, TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of a Note that is, for United States federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

(c)	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

(d)

a trust, if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Contingent Payments

As described under the headings “Description of the Notes – Offer to Repurchase Upon Change of Control Triggering Event” and “Description of the Notes – Payment of Additional Amounts”, in certain circumstances, additional payments may be made with respect to the Notes in excess of the stated principal and interest. It is possible that our obligation to make additional payments on the Notes could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments”. If the Notes were characterized as contingent payment debt instruments, you may, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of additional payments on the Notes is remote or incidental, and thus, that the Notes should not be treated as contingent payment debt instruments. Our determination that these contingencies are remote or incidental is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, you might be required to treat income realized on the taxable disposition of a Note before the resolution of the contingencies as ordinary income rather than capital gain. If a contingency occurs, it would affect the amount and timing of the income that you recognize. If any contingent amounts are in fact paid, you will be required to recognize such amounts as income.

The remainder of this disclosure assumes that our determination that the contingencies are remote or incidental is correct. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. You are urged to consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Payments of Interest

You will be taxed on qualified stated interest (as defined below in “Original Issue Discount”) on your Note as ordinary income at the time it accrues or is received, in accordance with your method of accounting for United States federal income tax purposes.

In addition to interest on the Notes, you will be required to include in income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, you may be required to include more interest in gross income than the amount of cash you actually receive.

Interest paid on the Notes will generally constitute foreign source income and, for purposes of computing the United States foreign tax credit, generally will be considered either “passive category income” or “general category income”. You may be entitled to deduct or claim a United States foreign tax credit for Canadian withholding taxes (if any) withheld from interest payments on the Notes, subject to applicable limitations in the Code. The rules governing the United States foreign tax credit are complex, and you are urged to consult your tax advisor regarding the availability of claiming a United States foreign tax credit under your particular circumstances.

Original Issue Discount

A Note with a term that exceeds one year will be treated as issued with original issue discount (“OID”) if the stated redemption price at maturity of the Note exceeds its issue price by more than the de minimis amount of 1/4 of 1% of the “stated redemption price at maturity” multiplied by the number of complete years from the issue date of the Note to its maturity. A Note’s “issue price” generally is the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a Note is the total of all payments provided by the Note that are not payments of “qualified stated interest”. Generally, an interest payment on a Note is “qualified stated interest” if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Note.

It is not expected that the Notes will be issued with OID. If, however, the stated redemption price at maturity of a Note exceeds its issue price by more than a de minimis amount, you will be required to treat such excess amount as OID, which is treated for United States federal income tax purposes as accruing over the term of the Note as interest income to you in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income. Your adjusted tax basis in a Note would be increased by the amount of any OID included in your gross income. In compliance with Treasury Regulations, if we determine that the Notes have OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of any property received on such disposition (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income as discussed above in “Payments of Interest”), and (ii) your adjusted tax basis in the Note at the time of sale, exchange, redemption, retirement or other taxable disposition. Your adjusted tax basis in a Note generally will be the amount that you paid for the Note. Gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the Note for more than one year. Non-corporate U.S. Holders may be entitled to reduced rates of United States federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations.

Gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a Note generally will be treated as United States source income or loss for United States federal income tax purposes and for purposes of computing the United States foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Medicare Contribution Tax on Unearned Income

Certain U.S. Holders that are individuals, estates and trusts are required to pay 3.8% tax on “net investment income” (or in the case of an estate or trust, “undistributed net investment income”), which generally includes, among other things, interest on and capital gains from the sale or other disposition of the Notes, subject to certain limitations and exceptions. You are urged to consult your own tax advisors regarding the applicability of this additional tax to your ownership and disposition of the Notes.

Information Reporting and Backup Withholding

Payments of interest on a Note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a Note effected at a United States office of a broker generally will be subject to information reporting. Backup withholding, currently at the rate of 24%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding, or (e) otherwise fail to comply with the applicable requirements of the backup withholding rules. If you are a corporation or a person that is not a United States person, you may be exempt from information reporting and backup withholding requirements, provided that you establish your exemption by certifying your status on the appropriate IRS Form W-8 or IRS Form W-9 (or a successor form), as applicable.

Backup withholding is not an additional United States federal income tax. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against your United States federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders that are individuals (and in certain circumstances, entities) are required to report information relating to their ownership of “specified foreign financial assets” (such as an interest in the Notes), subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions, such as a United States brokerage account), on IRS Form 8938 with their United States federal income tax returns. Substantial penalties may apply for failure to properly complete and file IRS Form 8938. You are urged to consult your tax advisors regarding the effect, if any, of these reporting requirements on the acquisition, ownership and disposition of the Notes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-UNITED STATES AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

We intend to offer the Notes through the underwriters. BofA Securities, Inc., BMO Capital Markets Corp. and Scotia Capital (USA) Inc. (together, the “representatives”) are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters (the “underwriting agreement”), we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, in cash against delivery on July 30, 2020, the principal amount of Notes listed opposite their names below.

Underwriters	Principal amount of Notes
(U.S.$)

BofA Securities, Inc.	200,000,000

BMO Capital Markets Corp.	150,000,000

Scotia Capital (USA) Inc.	150,000,000

RBC Capital Markets, LLC	87,500,000

TD Securities (USA) LLC	87,500,000

ATB Capital Markets Inc.	50,000,000

CIBC World Markets Corp.	50,000,000

Barclays Capital Inc.	25,000,000

Credit Suisse Securities (USA) LLC	25,000,000

Desjardins Securities Inc.	25,000,000

J.P. Morgan Securities LLC	25,000,000

Mizuho Securities USA LLC	25,000,000

MUFG Securities Americas Inc.	25,000,000

National Bank of Canada Financial Inc.	25,000,000

SMBC Nikko Securities America, Inc.	25,000,000

Wells Fargo Securities, LLC	25,000,000

Total	1,000,000,000

The terms of the offering of the Notes, including the price of the Notes, were established through negotiations between us and the underwriters.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the United States Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

This prospectus supplement qualifies the distribution of the Notes in each of the provinces and territories of Canada solely for the purpose of registering the Notes in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States and Canada. This prospectus supplement does not qualify the Notes for distribution to purchasers in Canada, or to residents of Canada. Each underwriter has agreed in the underwriting agreement that it will only, directly or indirectly, offer, sell or deliver Notes in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements.

Our total expenses for the offering, not including the underwriting commission, are estimated to be approximately U.S.$2.5 million.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. The representatives have advised us that the underwriters currently intend to make a market in the Notes after completion of the offering of the Notes. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Price Stabilization and Short Positions

In connection with the offering of the Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering of the Notes (i.e., if they sell more Notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between Cenovus and Certain Underwriters

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services to us and our affiliates in the ordinary course of business for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Under applicable Canadian securities legislation, we may be considered to be a “connected issuer” of each of BofA Securities, Inc., BMO Capital Markets Corp., Scotia Capital (USA) Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC, ATB Capital Markets Inc., CIBC World Markets Corp., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Desjardins Securities Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc., National Bank of Canada Financial Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, each of which is, or is a subsidiary or affiliate of, a lender under one or more of our committed credit facilities. As at July 27, 2020, we were indebted to the lenders under these credit facilities in the aggregate amount of approximately $1,655 million. Additionally, as at such date, approximately $294 million in letters of credit with such lenders were supported under the credit facilities. At the date hereof, the credit facilities are unsecured and we are in compliance with the terms of such credit facilities and none of the lenders has waived any material breach by us of such agreements since their execution. Further, our financial position has not changed substantially or adversely since their execution. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. The offering of the Notes has not been required, suggested or consented to by a lender. As a consequence of the sale of the Notes under this prospectus supplement, each of the underwriters will receive a commission on the principal amount of any Notes.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of the underwriters may not be United States registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable United States laws and regulations, including the rules of FINRA.

Conflicts of Interest

Each of the underwriters is, or is a subsidiary or affiliate of, a lender under one or more of our committed credit facilities. As described in “Use of Proceeds” in this prospectus supplement, the net proceeds of the offering of the Notes will be used to repay short-term indebtedness outstanding under our Revolving Credit Facility and other short-term indebtedness. See “Use of Proceeds” in this prospectus supplement. Because more than 5% of the proceeds of this offering of Notes, not including underwriting discounts and commissions, may be received by certain of the underwriters and/or their affiliates, this offering of Notes is being conducted in compliance with the requirements of FINRA Rule 5121. In accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the securities offered will be rated investment grade. Such underwriters will not confirm sales to discretionary accounts without the prior written approval of the customer.

Selling Restrictions

Notice to Prospective Purchasers in the European Economic Area and the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article

4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Purchasers in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Purchasers in Hong Kong

The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Purchasers in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Purchasers in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement and the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

(b)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA, except:

a.

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law;

d.	as specified in Section 276(7) of the SFA; or

e.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Purchasers in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly, the Notes being offered pursuant to this prospectus supplement and the prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the Notes have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA, and the Notes offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Notes may solely be offered to “qualified investors”, as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement, the prospectus and any other materials relating to the Notes are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the Notes on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement and the prospectus do not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Purchasers in Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes in Taiwan.

Notice to Prospective Purchasers in United Arab Emirates

This prospectus supplement and the prospectus have not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority (the “SCA”) or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This prospectus supplement and the prospectus are not intended to, and do not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the Notes have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. The issue and/or sale of the Notes has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE, and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the Board Decision No. 37 of 2012 Concerning the Regulation of Investment Funds (whether by a Foreign Fund, as defined therein, or otherwise), and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York with respect to United States legal matters and Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada, with respect to Canadian legal matters.

As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of Norton Rose Fulbright Canada LLP, in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

Mr. Keith M. Casey, Mr. Steven F. Leer, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 225 6 Ave SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

Our independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued an independent auditor’s report dated February 11, 2020 in respect of our consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2019 and December 31, 2018 and our consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and the report on internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

EXPERTS

Information relating to our reserves in our AIF was prepared by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as independent qualified reserves evaluators. As of the date of this prospectus supplement, the designated professionals (as defined under applicable securities legislation) of GLJ Petroleum Consultants Ltd. and the designated professionals of McDaniel & Associates Consultants Ltd., in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 19, 2019

Cenovus Energy Inc.

US$5,000,000,000

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) having an aggregate offering amount of up to US$5,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this prospectus, including any amendments hereto, remains valid. ConocoPhillips Company or its affiliates or their respective permitted assignees (collectively, the “Selling Shareholder” or “ConocoPhillips”, as applicable) may also offer and sell common shares from time to time pursuant to this prospectus. See “Selling Shareholder”. The common shares that may be sold under this prospectus by the Selling Shareholder were acquired by ConocoPhillips in connection with the Acquisition (as defined herein).

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure”.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus and any applicable prospectus supplement. See “Where You Can Find More Information”.

We may sell the Securities and the Selling Shareholder may sell common shares to or through underwriters or dealers, directly to one or more purchasers or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us and/or the Selling Shareholder in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Shareholder, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter or dealer involved in an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “CVE”. On September 18, 2019, the last completed trading day prior to the date of this prospectus, the closing price of the common shares on the TSX and NYSE was $13.23 and US$9.97 per common share, respectively. Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange. There is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

Mr. Steven F. Leer, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus Energy Inc. (“Cenovus”) who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Our earnings coverage ratios for the twelve month periods ended December 31, 2018 and June 30, 2019 are less than one-to-one. See “Earnings Coverage”.

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus, and the Selling Shareholder may, from time to time, sell common shares in one or more offerings up to an aggregate offering amount of US$5,000,000,000 or the equivalent in other currencies. This prospectus provides you with a general description of the Securities that we and, in the case of common shares, that we and the Selling Shareholder may offer. Each time we sell Securities or the Selling Shareholder sells common shares under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this prospectus is identified by words such as “aim”, “anticipate”, “believe”, “capacity”, “committed”, “commitment”, “could”, “expect”, “estimate”, “focus”, “forecast”, “forward”, “future”, “guidance”, “may”, “on track”, “outlook”, “plan”, “position”, “potential”, “priority”, “projection”, “pursue”, “strategy”, “should”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones; schedules and plans; use of proceeds; focus on maximizing shareholder value through cost leadership; desire to realize the best margins for our products; plans to maintain and demonstrate financial discipline while balancing growth and shareholder return; continuing to advance our operational performance and upholding our trusted reputation; expected timing for oil sands expansion phases and associated expected production capacities; projections for 2019 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; future opportunities for oil and natural gas development; forecast operating and financial results, including forecast sales prices, costs and cash flows; our commitment to continue reducing debt, including our long-term target net debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratio; our ability to satisfy payment obligations as they become due; priorities for and approach to capital investment decisions or capital allocation; planned capital expenditures, including the amount, timing and funding sources thereof; all statements with respect to our 2019 guidance estimates; expected future production, including the timing, stability or growth thereof; the impact of the Government of Alberta’s mandatory production curtailment; our ability to take steps to partially mitigate against wider West Texas Intermediate (“WTI”) and Western Canadian Select (“WCS”) price differentials; our expectation that our capital investment and any cash dividends for 2019 will be funded from internally generated cash flows and cash balance on hand; expected reserves; capacities, including for projects, transportation and refining; all statements related to government royalty regimes applicable to Cenovus, which regimes are subject to change; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost reductions and sustainability thereof; our priorities, including for 2019; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact; potential impacts of various risks, including those related to commodity prices and climate change; the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof, and anticipated impact on the consolidated financial statements; the availability and repayment of our credit facilities; potential asset sales; expected impacts of the contingent payment; future use and development of technology and associated future outcomes; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2019 guidance, available at cenovus.com; bottom of the cycle commodity prices of US$45/bbl WTI and C$44/bbl WCS; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long-term; future narrowing of crude oil differentials; realization of expected capacity to store within our oil sands reservoirs barrels not yet produced, including that we will be able to time production and sales of our inventory at later dates when pipeline capacity has improved and crude oil differentials have narrowed; the Government of Alberta’s mandatory production curtailment will narrow the differential between WTI and WCS crude oil prices thereby positively impacting cash flows for Cenovus; the ability of our refining capacity, dynamic storage, existing pipeline commitments, financial hedge transactions and plans to ramp up crude-by-rail loading capacity to partially mitigate a portion of our WCS crude oil volumes against wider differentials; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; achievement of expected impacts of the 2017 acquisition (the “Acquisition”) from ConocoPhillips of: (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that we did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets in Alberta and British Columbia (collectively, the “Assets”); our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and within the timelines we expect; forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the contingent payment to ConocoPhillips; alignment of realized WCS and WCS prices used to calculate the contingent payment to ConocoPhillips; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into this prospectus. The reference to our website is intended to be an inactive textual reference.

2019 guidance, as updated April 23, 2019, assumes: Brent prices of US$66.00/bbl, WTI prices of US$59.00/bbl; WCS of US$44.50/bbl; AECO natural gas prices of $1.55/Mcf; Chicago 3-2-1 crack spread of US$15.00/bbl; and an exchange rate of $0.75 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include: our ability to realize the anticipated benefits of and synergies from the Acquisition; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; our ability to realize the expected impacts of our capacity to store within our oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline capacity and crude oil differentials have improved; failure of the Government of Alberta’s mandatory production curtailment to cause the differential between the WTI and the WCS crude oil prices to narrow or to narrow sufficiently to positively impact our cash flows; the Government of Alberta may extend mandatory production curtailment beyond when takeaway capacity constraints have been sufficiently relieved; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; our ability to maintain desirable ratios of net debt to Adjusted

EBITDA as well as net debt to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including our dividend reinvestment plan; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgments; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change and our assumptions relating thereto; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in our AIF (as defined herein), “Risk Management and Risk Factors” in our Annual MD&A (as defined herein) and “Risk Management and Risk Factors” in the Interim MD&A (as defined herein), each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from such forward looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus or incorporated by reference in this prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference herein include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our annual information form, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc., 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2018;

(b)	our management’s discussion and analysis for the year ended December 31, 2018 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2019 (the “Interim Consolidated Financial Statements”);

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2019 (the “Interim MD&A”);

(e)	our annual information form dated February 12, 2019 (the “AIF”); and

(f)	our management information circular dated March 1, 2019 in connection with an annual meeting of shareholders held on April 24, 2019.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in this prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s reports thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We will file updated earnings coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated oil company headquartered in Calgary, Alberta, with our shares listed on the TSX and the NYSE. On June 30, 2019, we had an enterprise value of approximately $22 billion. Operations include oil sands projects in northeast Alberta and established crude oil, natural gas liquids (“NGLs”) and natural gas production in Alberta and British Columbia. Total production from our upstream assets averaged approximately 443,000 barrels of oil equivalent per day for the three months ended June 30, 2019. We also conduct marketing activities and have ownership interest in refining operations in the United States (“U.S.”). The refineries processed an average of 474,000 gross barrels per day of crude oil feedstock into an average of 501,000 gross barrels per day of refined products in the three months ended June 30, 2019.

Our strategy is focused on maximizing shareholder value through cost leadership and realizing the best margins for our products. We believe that maintaining a strong balance sheet will help Cenovus navigate through commodity price volatility and give us the flexibility to proceed with opportunities at all points in the price cycle. We aim to evaluate disciplined investment in our portfolio against dividend increases, share repurchases and maintaining the optimal debt level while retaining investment grade status. Our investment focus will be on areas where we believe we have the greatest competitive advantage. We plan to achieve our strategy by leveraging our strategic focus areas including oil sands, conventional oil and natural gas assets, marketing, transportation and refining portfolio, and our people.

Our reportable segments are as follows:

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Oil Sands, which includes the development and production of bitumen in northeast Alberta. Our bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

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Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

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Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, we own and operate a crude-by-rail terminal in Alberta. This segment coordinates our marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

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Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by our rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2019.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. The Selling Shareholder will not, directly or indirectly, receive any proceeds from any offering of Securities by us under this prospectus. We will not, directly or indirectly, receive any proceeds from any sale of common shares by the Selling Shareholder.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer, including any conversion or exchange rights attaching to the debt securities, will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those debt securities.

Debt securities offered pursuant to this prospectus may be issued under an indenture dated August 17, 2012 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2012 Indenture”) or under an indenture dated April 7, 2017 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2017 Indenture” and together with the 2012 Indenture, the “Indentures”). The Indentures are subject to and governed by the United States Trust Indenture Act of 1939, as amended. We may also, from time to time, issue debt instruments and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the 2012 Indenture or the 2017 Indenture.

General

The applicable prospectus supplement relating to a distribution of debt securities to be issued under the 2012 Indenture, the 2017 Indenture or otherwise, will disclose the specific terms of such debt securities. Those terms may include some or all of the following:

•	the specific designation and the aggregate principal amount of the debt securities of such series;

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the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

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the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

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the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

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if other than United States dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

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the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

•	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

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the terms, conditions and procedures, if any, on which our debt securities may be converted or exchanged for other of our securities, including common shares, preferred shares, debt securities or debt securities of other entities;

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any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

•	any applicable material Canadian and United States federal income tax consequences;

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whether and under what circumstances we will pay additional amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay additional amounts (and the terms of any such option);

•	whether the payment of our debt securities will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement. See “Plan of Distribution”.

DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares, including the designation of the particular series, the number of preferred shares offered, the offering price or the manner of determining the offering price, any voting rights, the dividend rate, the dividend payment dates, the terms for redemption at our option or the option of any holder, any exchange or conversion terms and any other specific terms, as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

Subscription receipts may be offered separately or together with common shares and/or other securities of Cenovus. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and a subscription receipt agent at the time of issuance of the subscription receipts. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Cenovus, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Cenovus upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Cenovus; (iv) the number of common shares and/or other securities of Cenovus that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other securities and may be attached to or separate from other securities. The warrants either will be issued under a warrant indenture or agreement that will be entered into by us or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other securities of Cenovus purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those share purchase contracts.

DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual MD&A and our Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the securities.

Our perceived creditworthiness and changes in credit ratings accorded to our securities, if any, may affect the market price or value and the liquidity of such securities. There is no assurance that the ratings, if any, accorded to any of such securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such securities may affect the market value of such securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such securities or obtain alternative financing.

Credit ratings assigned to us and to our securities by independent rating agencies may not reflect all risks associated with an investment in such securities. Any credit ratings applied to such securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such securities.

There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such securities or that a trading market for such securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and we may not apply for a listing of such securities on any securities exchange. As a result, purchasers may not be able to resell such securities. If such securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such securities may affect the pricing of such securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such securities or that a trading market for such securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indentures permit us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indentures with respect to subsequent asset dispositions or incurring indebtedness.

Certain securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such security. Depreciation of the currency in which the security is denominated against the Canadian dollar would result in a decrease in the effective yield of such security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such security’s maturity.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

In the event that securities are issued with a floating rate of interest, purchasers of such securities may be adversely impacted.

An investment in securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate securities. The resetting of the applicable rate on a floating rate security may result in lower interest compared to a fixed rate security issued at the same time. The applicable rate on a floating rate security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities and the Selling Shareholder may, in accordance with the terms of the Registration Rights Agreement (as defined herein), offer and sell common shares to or through underwriters, brokers or dealers (including through block trades of common shares), directly to one or more purchasers or through agents. In effecting such sales, brokers or dealers may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or prices related to such prevailing market prices to be negotiated with purchasers, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of common shares offered by the Selling Shareholder, to the Selling Shareholder.

In connection with the sale of Securities, or in the case of common shares offered by the Selling Shareholder, underwriters may receive compensation from us, and from the Selling Shareholder in the case of common shares offered by the Selling Shareholder, or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and/or the Selling Shareholder, as applicable and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of common shares offered by the Selling Shareholder, the Selling Shareholder may authorize dealers or other persons acting as the Selling Shareholder’s agents to solicit offers by certain institutions to purchase common shares directly from the Selling Shareholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, and in the case of the Selling Shareholder, relating to common shares, including to the extent applicable, the initial offering price, our proceeds and/or those of the Selling Shareholder from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities or common shares sold to or through underwriters by us and/or the Selling Shareholder, as applicable, will be named in the prospectus supplement relating to such Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined in NI

44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Under agreements which may be entered into by us and/or the Selling Shareholder, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us and/or the Selling Shareholder against certain liabilities, including liabilities under the 1933 Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or the Selling Shareholder enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

The Selling Shareholder may also enter into derivative transactions with third parties. If a prospectus supplement so indicates, in connection with those derivatives, the third parties may sell common shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use common shares pledged by the Selling Shareholder or borrowed from the Selling Shareholder or others to settle those sales or to close out any related open borrowings of common shares, and may use common shares received from the Selling Shareholder in settlement of those derivatives to close out any related open borrowings of common shares. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

Any of the common shares held by the Selling Shareholder and covered by this prospectus may be sold in private transactions or under Rule 144 under the 1933 Act, or under another exemption from the registration requirements of the 1933 Act rather than pursuant to this prospectus.

In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

EARNINGS COVERAGE

The earnings coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities that will be issued hereunder, if any, and the terms of issue are not presently known. The earnings coverage ratios set forth below do not purport to be indicative of the earnings coverage ratios for any future periods.

Period Ended December 31, 2018

The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2018, based on audited financial information. Our earnings coverage ratios for the twelve month period ended December 31, 2018 have been adjusted to give effect to the repurchase of US$1,263 million aggregate principal amount of unsecured notes subsequent to December 31, 2018, as if such repurchase occurred as at January 1, 2018. Adjustments for normal course issuances and repayments of financial liabilities subsequent to December 31, 2018, would not materially affect the ratios and, as a result, have not been made.

After adjusting for the repurchase of unsecured notes subsequent to December 31, 2018, excluding the net discount on repurchase thereof, as described in our Interim Consolidated Financial Statements, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $456 million for the twelve month period ended December 31, 2018. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2018 was $(3,056) million, which is (6.7) times our adjusted borrowing cost requirements for the period.

December 31, 2018(1)
Net earnings available for all interest bearing financial liabilities(2)	(6.7) times(3)
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	(9.4) times(5)

Notes:

(1)	We adopted IFRS 16, “Leases”, effective January 1, 2019 using the modified retrospective approach; therefore, information for the twelve month period ended December 31, 2018 has not been restated.
(2)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.
(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $456 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing liabilities. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

(5)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $456 million.

Period ended June 30, 2019

The following sets forth our earnings coverage ratios calculated for the twelve month period ended June 30, 2019, based on unaudited financial information. Adjustments for normal course issuances and repayments of financial liabilities subsequent to June 30, 2019, would not materially affect the ratios and, as a result, have not been made.

Our borrowing costs on all interest bearing financial liabilities amounted to $466 million for the twelve month period ended June 30, 2019. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $(931) million for the twelve month period ended June 30, 2019, which is (2.0) times our borrowing cost requirements for the period.

June 30, 2019(1)
Net earnings available for all interest bearing financial liabilities(2)	(2.0) times(3)
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	(3.8) times(5)

Notes:

(1)

We adopted IFRS 16, “Leases”, effective January 1, 2019 using the modified retrospective approach; therefore, information for the six month period ended December 31, 2018 has not been restated while borrowing costs of $39 million for the six month period ended June 30, 2019 related to lease liabilities have been included in the calculations.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities (including lease liabilities); divided by borrowing costs for all interest bearing financial liabilities (including lease liabilities).

(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $466 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing liabilities (including lease liabilities) before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities (including lease liabilities). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

(5)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $466 million.

SELLING SHAREHOLDER

As at the date hereof, based on publicly available information, the Selling Shareholder beneficially owns and is the shareholder of record of 208,000,000 common shares, which is approximately 16.9% of the outstanding common shares of Cenovus.

The common shares were acquired in connection with the Acquisition as part of the consideration for the Assets.

The terms under which the common shares may be offered by the Selling Shareholder will be described in the applicable prospectus supplement. The prospectus supplement for or including any offering of common shares by the Selling Shareholder will include, without limitation, where applicable: (a) the number of common shares being distributed for the account of the Selling Shareholder; and (b) the number of common shares to be owned, controlled or directed by the Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding common shares.

Registration Rights Agreement

The following is a summary of certain provisions contained in the registration rights agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Registration Rights Agreement”) and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Registration Rights Agreement provides ConocoPhillips and its permitted assigns (“Holders”) with the right (the “Demand Registration Right”), until the date when the Holders collectively hold 3.5% or less of the then outstanding common shares (the “Registration Period”), to require us to qualify the distribution of the common shares held by ConocoPhillips, and any common shares or other securities of Cenovus issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such common shares (the “Registrable Securities”), by prospectus filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and/or the SEC pursuant to the multijurisdictional disclosure system between the United States and Canada (a “Demand Distribution”). The Holders are entitled to request up to three Demand Distributions in any one 365 day period. We must use commercially reasonable efforts to assist the Holders in making a Demand Distribution.

In addition, the Registration Rights Agreement provides the Holders with the right (the “Piggy-Back Registration Right”), among others, to require us to include Registrable Securities, in any future public distribution in Canada or the United States undertaken by us during the Registration Period (a “Distribution”). We must use reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the Distribution involves an underwriting and the lead underwriter(s) determine that the total number of common shares to be included in such Distribution should be limited for certain prescribed reasons, the common shares to be included in the Distribution will be first allocated to us.

The Piggy-Back Registration Right and Demand Registration Right are subject to various conditions and limitations, and we are entitled to defer any Demand Distribution in certain circumstances, including during a blackout period under our Disclosure, Confidentiality and Employee Trading Policy, for a limited period.

The Registration Rights Agreement includes provisions providing for each of Cenovus and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a Distribution, for breaches of applicable securities laws and for other losses or claims caused by such party.

Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Holder) shall be borne by Cenovus.

If a Holder ceases to be affiliated with ConocoPhillips, the Holder will cease to have any rights or obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate when the Holders collectively hold 3.5% or less of the then outstanding common shares.

ConocoPhillips may also sell common shares other than pursuant to this short form base shelf prospectus. Cenovus cannot predict when or in what amounts ConocoPhillips may sell any of the common shares qualified for distributions by this short form base shelf prospectus.

Investor Agreement

The following is a summary of certain provisions contained in the investor agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Investor Agreement”) and is qualified in its entirety by the full text of the Investor Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Investor Agreement was entered into upon closing of the Acquisition and will terminate concurrently with the termination of the Registration Rights Agreement, which will terminate when the Holders collectively hold 3.5% or less of the then outstanding common shares.

During the term of the Investor Agreement, ConocoPhillips and its affiliates shall either (i) vote or cause to be voted all common shares that they own or over which they have control or direction in favour of, or (ii) abstain from voting in respect of all common shares that they own, or over which they have control or direction, in either case in respect of:

(a)	all nominees of our Board or management at any annual or other meeting of our shareholders at which members of the Board are proposed to be elected; and

(b)	any and all other matters in respect of which the Board and management have recommended that our shareholders vote in favour at any meeting of our shareholders,

and, for greater certainty shall not withhold any vote or vote against any of the foregoing. Without limiting the foregoing, ConocoPhillips and its affiliates shall not:

(c)

knowingly take any action in contravention of or adverse to any Board or management nominations or recommendations, including to support the nomination of another individual as a director of Cenovus in lieu of such Board or management nominees; or

(d)

vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of our shareholders that is not supported, approved and recommended by the Board, and shall vote or cause to be voted all common shares that it owns, or over which it has control or direction against any such proposal or matter.

The Investor Agreement does not provide ConocoPhillips and its affiliates with any contractual consent or approval rights relating to our business and affairs.

During the term of the Investor Agreement, ConocoPhillips and its affiliates are, subject to certain exceptions specified in the Investor Agreement, prohibited from taking certain actions without our prior written consent, including:

•

acquiring ownership of or control or direction over any of our voting securities (including common shares) or voting rights in respect of voting securities or, other than in the ordinary course of business, any assets of Cenovus or our subsidiaries;

•

engaging in any discussion or entering into any agreement or proposing or offering to enter into any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, Cenovus or our subsidiaries;

•	soliciting proxies with respect to the voting of any of our securities, or granting any proxy with respect to any of our securities (other than to the named management proxies);

•	requisitioning a meeting of our shareholders or seeking to obtain representation on, or nominating or proposing the nomination of any candidate for election to, the Board;

•	submitting any shareholder proposal or otherwise seeking to advise, control, change or influence our business, operations, management, policies or Board; or

•	entering into any discussions, agreements or understandings with any person with respect to the foregoing.

Under the Investor Agreement, ConocoPhillips is restricted, subject to limited exceptions (such as a public offering under the Registration Rights Agreement) and without our prior written consent, in making trades and/or transfers of common shares, (i) pursuant to block trades in amounts of 5% or more of our then-outstanding common shares, or (ii) that would result in a person (or persons acting jointly or in concert) being transferred common shares previously held by ConocoPhillips representing 5% or more of our then-outstanding common shares.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the offering of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

Mr. Steven F. Leer, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of these directors has appointed Cenovus, 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the second paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2018;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd.;

•	the 2012 Indenture;

•	the 2017 Indenture;

•	powers of attorney from our directors and officers; and

•	the statements of eligibility of the Bank of New York Mellon on Form T-1.

U.S.$1,000,000,000

Cenovus Energy Inc.

5.375% Notes Due 2025

PROSPECTUS SUPPLEMENT

July 28, 2020

Active Joint Book-Running Managers

BofA Securities	BMO Capital Markets	Scotiabank

Joint Book-Running Managers

RBC Capital Markets		TD Securities

Senior Co-Managers

ATB Capital Markets	CIBC Capital Markets

Co-Managers

Barclays	Credit Suisse	Desjardins Capital Markets	J.P. Morgan	Mizuho Securities

MUFG	National Bank of Canada Financial Markets	SMBC Nikko	Wells Fargo Securities